Mail Stop 3561

November 10, 2005

Thomas May
Chairman, President, Chief Executive Officer
NSTAR
800 Boylston Street
Boston, Massachusetts 02199

      Re: **NSTAR**
             File No. 1-14768
             Form 10-K for the year ended December 31, 2004

             Boston Edison Company
             File No. 1-2301
             Form 10-K for the year ended December 31, 2004

Dear Mr. May:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Jim Allegretto
             Senior Assistant Chief Accountant